

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Rajeev K. Aggarwal
Chief Executive Officer
Cvent Holding Corp.
1765 Greensboro Station Place, 7th Floor
Tysons, VA 22102

> **Re: Cvent Holding Corp.**
> **Registration Statement on Form S-3**
> **Filed January 3, 2023**
> **File No. 333-269101**

Dear Rajeev K. Aggarwal:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert E. Goedert, P.C.